Exhibit 99.1

NEWS RELEASE

YAMANA GOLD DECLARES OCTOBER 2008 DIVIDEND

TORONTO, ONTARIO, October 7, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU)  today announced its October 2008 monthly dividend of US$0.01 per share.  Shareholders of record at the close of business on Friday, October 31, 2008 will be entitled to receive payment of this dividend on Friday, November 14, 2008. The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold at intermediate company production levels in addition to significant copper and silver production. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

FOR INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Public and Investor Relations (416) 815-0220 Email: investor@yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com